Mercedes-Benz Auto Lease Trust 2016-A
Investor Report
Collection Period Ended   31-May-2017

Amounts in USD

Dates

Collection Period No.	15			
Collection Period (from... to)	1-May-2017	31-May-2017		
Determination Date	13-Jun-2017			
Record Date	14-Jun-2017			
Payment Date	15-Jun-2017			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-May-2017	15-Jun-2017	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 6/15/201	15-May-2017	15-Jun-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	429,000,000.00	178,664,020.78	145,078,171.35	33,585,849.43	78.288693	0.338178
Class A-2B Notes	184,000,000.00	76,629,789.78	62,224,670.21	14,405,119.57	78.288693	0.338178
Class A-3 Notes	325,000,000.00	325,000,000.00	325,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	79,930,000.00	79,930,000.00	79,930,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,297,930,000.00**	**660,223,810.56**	**612,232,841.56**	**47,990,969.00**		
Overcollateralization	262,079,098.90	279,241,629.20	279,241,629.20			
Total Securitization Value	**1,560,009,098.90**	**939,465,439.76**	**891,474,470.76**			
present value of lease payments	546,777,200.24	189,910,432.69	170,241,242.19			
present value of Base Residual Value	1,013,231,898.66	749,555,007.07	721,233,228.57			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	279,241,629.20	17.90%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.340000%	199,508.16	0.465054	33,785,357.59	78.753747
Class A-2B Notes	1.549110%	102,220.76	0.555548	14,507,340.33	78.844241
Class A-3 Notes	1.520000%	411,666.67	1.266667	411,666.67	1.266667
Class A-4 Notes	1.690000%	112,568.08	1.408333	112,568.08	1.408333
Total		**825,963.67**		**$48,816,932.67**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**861,464,984.82**	**813,474,015.82**

Available 2016-A Collections		Distribution on the Exchange Note	
Lease Payments Received	17,626,644.04	(1) Total Servicing Fee	782,887.87
Net Sales Proceeds-early terminations (incl Defaulted Leases)	25,144,045.32	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	12,722,062.61	(2) Exchange Note Interest Distributable Amount (1.70%)	1,220,408.73
Excess wear and tear included in Net Sales Proceeds	70,305.35	(3) Exchange Note Principal Distributable Amount	47,990,969.00
Excess mileage included in Net Sales Proceeds	226,759.02	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	18,651.01	(5) Remaining Funds Payable	5,517,137.38
Total Available Collections	**55,511,402.98**	**Total Distribution**	**55,511,402.98**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	49,211,377.73	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**49,211,377.73**	(2) Interest Distributable Amount Class A Notes	825,963.67
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	47,990,969.00
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	394,445.06
		Total Distribution	**49,211,377.73**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	782,887.87	782,887.87	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	825,963.67	825,963.67	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	199,508.16	199,508.16	0.00
thereof on Class A-2B Notes	102,220.76	102,220.76	0.00
thereof on Class A-3 Notes	411,666.67	411,666.67	0.00
thereof on Class A-4 Notes	112,568.08	112,568.08	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	825,963.67	825,963.67	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	47,990,969.00	47,990,969.00	0.00
Principal Distribution Amount	47,990,969.00	47,990,969.00	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,457.60
minus Net Investment Earnings	1,457.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,457.60
Net Investment Earnings on the Exchange Note	
Collection Account	17,193.41
Investment Earnings for the Collection Period	18,651.01

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	939,465,439.76	25,967
Principal portion of lease payments	13,489,546.62	
Terminations- Early	21,335,640.91	
Terminations- Scheduled	10,446,557.08	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,719,224.39	
Securitization Value end of Collection Period	891,474,470.76	24,937

Pool Factor	57.15%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.27%	7.27%
Weighted Average Remaining Term (months)	23.45	11.23
Weighted Average Seasoning (months)	12.34	25.19
Aggregate Base Residual Value	1,158,924,346.82	769,368,899.43
Cumulative Turn-in Ratio		92.49%
Proportion of base prepayment assumption realized life to date		67.42%
Actual lifetime prepayment speed		0.59%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	888,341,047.68	24,858	99.65%
31-60 Days Delinquent	1,942,516.97	52	0.22%
61-90 Days Delinquent	737,213.52	17	0.08%
91-120 Days Delinquent	453,692.59	10	0.05%
Total	891,474,470.76	24,937	100.00%

Delinquency Trigger	**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.134%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,048,778.63	25	16,963,634.23	424
Liquidation Proceeds	609,984.25		12,202,703.71	
Recoveries	352,934.50		2,939,183.63	
Principal Net Credit Loss / (Gain)	85,859.88		1,821,746.89	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.113%	
Prior Collection Period	0.035 %	
Second Prior Collection Period	0.163 %	
Third Prior Collection Period	0.256 %	
Four Month Average	0.142%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.117%
Average Net Credit Loss / (Gain)	4,296.57

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	33,452,643.75	1,005	391,769,548.39	12,064
Sales Proceeds and Other Payments Received	35,290,700.07		388,230,987.50	
Residual Loss / (Gain)	(1,838,056.32)		3,538,560.89	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.409)%	
Prior Collection Period	(0.026%)	
Second Prior Collection Period	0.223 %	
Third Prior Collection Period	1.055 %	
Four Month Average	(0.289)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	0.227%
Average Residual Loss / (Gain)	293.32